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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RD Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MCS Plaza - Suite 305 255 Ponce de Leon Avenue
(No. and Street)

San Juan (City) PR (State) 00917 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ramon Dominguez (787) 282-0303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100 (Address) Katy (City) TX (State) 77450 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

PND

OATH OR AFFIRMATION

I, Ramón Domínguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RD CAPITAL GROUP, INC., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public 9101

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECIBO 18-B2451433

Sello

9397
12/29/2017
$5.00

Sello de Asistencia Legal
00070-2017-1229-40456022

REYMERIK APONTE LOPEZ • ABOGADO NOTARIO •

Financial Statements and Report of
Independent Registered Public Accounting Firm

RD Capital Group, Inc.

December 31, 2017 and 2016

RD Capital Group, Inc.

Table of Contents

Bryant A. Gaudette, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors
RD Capital Group, Inc.
MCS Plaza - Suite 305 255 Ponce de Leon Avenue
San Juan PR 917

Opinion on The Financial Statements

We have audited the statement of financial condition of RD Capital Group, Inc. (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

Bryant A. Gaudette
Contador Publico Autorizado, Puerto Rico
Licencia Num. R-175

We have served as the Company's auditor since December 31, 2017

Katy, TX 77450

March 07, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

RD Capital Group, Inc.

Balance Sheets
December 31, 2017 and 2016

Assets

	2017	2016
Cash	$ 28,111	$ 16,783
Deposit with Clearing House:		
Investment in marketable securities	-	114,947
Cash	100,000	-
Due from related company	604	-
Other accounts receivable	501	537
Prepaid expenses	5,206	6,090
	134,421	138,357
Property and equipment:		
Furniture and fixtures	74,012	74,012
Computers and other office equipment	5,376	5,376
Leasehold improvements	12,998	12,998
	92,386	92,386
Less- Accumulated depreciation and amortization	(92,386)	(92,386)
Net property and equipment	-	-
Total assets	$ 134,421	$ 138,357

Liabilities and Stockholder's Equity

	2017	2016
Accounts and other commissions payable	$ 15,425	$ 8,056
Accrued payroll taxes and withholdings	3,356	4,316
Income and related tax payable	-	-
Accrued interest and penalties	-	-
Due to stockholder	16,066	12,000
Other accrued expenses	15,959	34,548
Total liabilities	50,806	58,920
Stockholder's equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 35,000 shares issued and outstanding	35,000	35,000
Additional paid-in capital	273,421	273,421
Accumulated deficiency	(224,805)	(228,984)
Total stockholder's equity	83,615	79,437
Total liabilities and stockholder's equity	$ 134,421	$ 138,357

The accompanying notes are an integral part of these balance sheets.

RD Capital Group, Inc.

Statements of Operations and Accumulated Deficiency
Year Ended December 31, 2017 and 2016

	2017	2016
Revenues:		
Commissions and fees	$ 707,850	$ 869,581
Interest and other income	2,510	1,018
Total revenues	710,360	870,599
Operating expenses:		
Employee compensation, commissions, payroll taxes and benefits	385,934	402,651
Occupancy costs and office expenses	115,710	208,962
Communications and postage	53,842	71,999
Travel and entertainment	35,191	57,123
Professional and temporary services	35,002	42,863
Dues, subscriptions and other registration fees	33,392	34,166
Property, municipal and other taxes	16,990	18,447
Auto	6,003	8,997
Clearing fees	17,283	20,862
Interest and penalties	-	-
Others	6,400	8,893
Total operating expenses	705,748	874,962
Operating loss before income tax (expense) benefit	4,612	(4,363)
Income tax (expense) benefit - current	(433)	2,000
Net gain (loss)	4,179	(2,363)
Accumulated deficiency, beginning of year	(228,984)	(226,622)
Accumulated deficiency, end of year	$ (224,805)	$ (228,984)

The accompanying notes are an integral part of these statements.

RD Capital Group, Inc.

Statements of Changes in Stockholder's Equity
December 31, 2017 and 2016

	Common Stock	Additional Paid-in Capital	Accumulated Deficiency	Total
Balances, December 31, 2015	$ 35,000	$ 273,421	$ (226,622)	$ 81,799
Net loss	-	-	(2,362)	(2,362)
Balances, December 31, 2016	35,000	273,421	(228,984)	79,437
Unrealized holding gain (loss) on marketable securities	-	-	-	-
Net gain	-	-	4,179	4,179
Balances, December 31, 2017	$ 35,000	$ 273,421	$ (224,805)	$ 83,616

The accompanying notes are an integral part of these statements.

RD Capital Group, Inc.

Statements of Cash Flows
Years Ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Commissions and fees received	$ 710,360	$ 870,599
Operating expenses paid	(712,942)	(902,626)
Income taxes paid	(433)	-
Net cash used in operating activities	(3,016)	(32,027)
Cash flows used in investing activities-		
redemption of marketable securities, net		109,768
purchase of marketable securities, net	14,947	(114,947)
Net cash used in investing activities activities	14,947	(5,179)
Cash flows provided by (used in) financing activities-		
collections from stockholder	0	934
collections from/advances to related companies	(604)	-
Decrease in cash during the year	11,328	(36,272)
Cash, beginning of year	16,783	53,055
Cash, end of year	$ 28,111	$ 16,783

Reconciliation of net loss to net cash used in operating activities:

	2017	2016
Net gain (loss)	$ 4,179	$ (2,363)
Adjustments to reconcile net loss to net cash used in operating activities-		
(Increase) decrease in assets-		
Other accounts receivable	36	(137)
Prepaid expenses	884	693
Increase (decrease) in liabilities-		
Accounts and other commissions payable	7,369	195
Accrued payroll taxes and withholdings	(960)	789
Income and related tax payable	-	(2,000)
Accrued interest and penalties	-	-
Commissions payable to stockholder	4,066	(16,607)
Other accrued expenses	(18,589)	(12,598)
Total adjustments	(7,194)	(29,665)
Net cash used in operating activities	$ (3,016)	$ (32,027)

Non-cash investing transactions:

As of December 31, 2016, the Company invested in equity securities $100,000 the Company had in a broker account and which is presented as deposit with Clearing House in the accompanying balance sheets.

The accompanying notes are an integral part of these statements.

(1) Organization and summary of significant accounting policies:

Organization –
RD Capital Group, Inc. (the Company) is a closely held corporation organized under the laws of the Commonwealth of Puerto Rico on July 26, 1994, and is primarily engaged in rendering brokerage and investment advisory services. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via Pershing LLC (a subsidiary of The Bank of New York Mellon Corporation), a correspondent U.S. based firm who maintains all accounts for the customers.

The most significant accounting policies followed by the Company are the following:

Summary of significant accounting policies –

(a) **Basis of presentation** –
The Company's fiscal year ends on December 31st of each year. All references to years in these notes to the financial statements represent the fiscal years then ended, unless otherwise noted. The Company has evaluated subsequent events through March 05, 2018, the date the financial statements were available to be issued.

(b) **Revenue recognition** –
Commission revenues are earned mainly from the trading of securities, and are recorded on a trade date basis. Other revenues are recorded following the accrual basis of accounting.

(c) **Property and equipment** –
Property and equipment is recorded at cost and are amortized using the straight-line method over the estimated useful lives on the assets. Leasehold improvements are amortized using the straight line method over the estimated useful life or the remaining lease life, whichever is shorter. Maintenance and repairs are charged to operations when incurred. Betterments and renewals which substantially increase the life of individual assets are capitalized. All property and equipment are fully depreciated.

(d) **Long-lived assets** –
Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of assets to be held and used (the fair value) is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair market value less costs to sell.

(e) **Investment in marketable security** –
The Company maintained an investment in marketable securities, which was classified as available-for-sale. The investment was stated at fair value, with net gains and unrealized gains ($526.12 in 2017 and $192.83 in 2016 respectively) or losses recorded as accumulated other comprehensive income and recorded as a separate component of the stockholder's equity. Securities were redeemed on it maturity date, September 14, 2017. Realized investment gains and losses are recorded using the specific identification method for determining the cost of securities and are included in current earnings.

(f) **Fair value measurements** –
Investment in marketable securities with readily determinable fair value and all investments in debt securities are reported at their fair values in the balance sheets. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting principles generally accepted in the United States of America (US GAAP) also establishes a framework for measuring fair value and expends disclosures about fair value measurements. See Note (4).

(g) **Income taxes** –
Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss carry forwards. The effect of deferred taxes for a change in tax rates is recognized in the period that includes the enactment date. Management provides a valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

(h) **Use of estimates** –
In preparing financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) **Concentration of credit risk –**
Financial instruments that potentially expose the Company to concentration of credit risk only include bank accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

For the years ended December 31, 2017 and 2016, two customers accounted for 39% and 54% of the Company's revenues, respectively. However, management believes that it is not reasonably possible that events that could cause severe impact will occur in the near term and that the Company is not vulnerable to the risk of near-term severe impact.

(2) Deposit with Clearing House:

This constant deposit is a requirement of Pershing LLC, the U.S. based firm providing clearing and custodial services for the Company and which maintains all customer accounts. As of December 31, 2017 and 2016, the total deposited amount of $100,000 was held by Pershing LLC. As of December 31, 2017 and 2016, this deposit with Clearing House was in cash and invested in U.S. Treasury Bills respectively. Securities were redeemed on February 9, 2017. See Note (3).

(3) Investment in marketable securities:

The investment in marketable securities at December 31, 2016 consisted of U.S. Treasury Bills, which matured on February 9, 2017. Its amortized cost of $114,947.10 equals its fair value as of December 31, 2016. As of December 31, 2017 the total amount of this deposit with Clearing House was in cash denomination.

(4) Fair value measurement:

FASB ACS 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal markets for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company can access at the measurement date.

Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristic particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirely is determined based on the lowest level input that is significant to the fair value measurement in its entirely.

A description of the valuation technique applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Treasury Bills – U.S. treasury bills are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2016. No securities was held as of December 31, 2017.

	Assets at fair value as of December 31, 2016			
	Level 1	Level 2	Level 3	Total
U. S Treasury Bills	$ 114,947	$ -	$ -	$ 114,947
Total Assets at fair value	$ 114,947	$ -	$ -	$ 114,947

(5) Retirement plan:

The Company has a defined employer contribution plan, which covers all of its employees with a minimum of 21 years of age and 12 months of service, with full vesting of benefits after five years of service. Future benefits and contributions to the plan cannot be anticipated since they depend upon investment performance and therefore, cannot be guaranteed. No employer contribution was made for the years ended December 31, 2017 and 2016.

(6) Income taxes:

On September 30, 2016, the Puerto Rico Treasury Department ("PRTD") issued Administrative Determination No. 16-11 ("AD 16-11") to clarify the applicability of the alternative minimum tax (AMT) under Section 1022.03 of the Puerto Rico Internal Revenue Code of 2011 ("The Code") for the 2016 taxable year and to establish the procedure to claim a credit for the excess payment of AMT for the taxable year 2015.

Among the changes are the following:

1) The AMT computation will be limited to the 30% of the net alternative minimum income over the exempt amount, reduced by the alternative minimum foreign tax credit for the taxable year, if any.

2) Estimated tax payments for the taxable year 2016 that have not yet expired will not have to include the tangible property and expenses in their computation.

3) Amounts already paid attributable to the tangible property and expenses component of AMT can be totally applied to the 2016 income tax liability.

AD 16-11 also provides that who filed its income tax return for taxable year 2015 and was subject to tangible property and expenses components, will have the right to compute the AMT without considering such amounts in the computation. Any credit resulting from such revision can be used against AMT for subsequent years or estimated taxes for the year 2016.

These changes apply for taxable years commencing after January 1, 2016

On May 29, 2015, the Governor of Puerto Rico enacted Act No. 72 "Amendments to the 2011 Puerto Rico Internal Revenue Code". The Act provides changes to income tax and sales and use tax provisions, as well as includes the adoption of a value added tax (VAT).

Among the changes to income taxes applicable to the Company are:

1) The alternative minimum tax (AMT) will now be the higher of:
   a. AMT income at the rate of 30%, or
   b. The sum of:
      i. Purchases of personal property to related parties at rates that fluctuate from 2.5% to 6.5%, plus
      ii. Expenses or charges from related parties not subject to withholding at the rate of 20%

2) Net operating losses (NOL's) for taxable periods beginning after December 31, 2014 will be limited to 80% of the net income for regular taxes and for taxable periods ending after December 31, 2014, they will be limited to 70% of the alternative minimum net income for AMT purposes.

3) No deductions will be allowed for expenses incurred or paid to a related person that does not perform any trade or business in Puerto Rico or a home office located outside of Puerto Rico by a foreign entity engaged in trade or business in Puerto Rico though a branch.

4) For tax years beginning after December 31, 2014, carryforward of capital losses will be limited to 80% of capital gains from such sale and capital losses carried forward to subsequent years will be limited to 80% of the current year's net capital gain.

5) Expenses incurred or paid to a related person will have a disallowance of 51% for the tax year beginning after December 31, 2014.

On May 26, 2016, the Puerto Rico House of Representative and Senate approved the elimination of the VAT, making Puerto Rico keep the Sales and Use Tax regime.

As of December 31, 2017 and 2016, the Company's taxable income was subject to a tax rate, ranging from 20% to 39%.

Differences between financial statements and taxable income consist mainly of temporary differences with respect mainly to the non-deductibility of certain expenses for tax purposes.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. The Company files income tax returns in the Commonwealth of Puerto Rico.

(7) Lease commitments:

The Company operates in premises, comprising of 1,892 square feet, occupied under the terms of an operating lease agreement. Effective January 1, 2015, the Company renewed the lease agreement for an additional five years period that ends on December 31, 2019. Monthly rent under the lease agreement amounted to $4,336.

The Company was also committed under the terms of a lease agreement with Healthy Aging, LLC, a related party. The agreement was effective March 1, 2014 to December 31, 2019 and provides for a monthly rent amounting to $8,707. This agreement was canceled effective February 28, 2017.

Total rent expense related to the above leases amounted to approximately $69,444 and $156,500 during the years ended December 31, 2017 and 2016, respectively.

Minimum rental commitment for the next years related to the above operating lease agreements, is as follows:

Year	Amount
2018	$ 52,032
2019	52,032
	$ 104,064

In addition, in 2016 the Company had two vehicle leases under operating lease agreements which were canceled effective March 24, 2017 and April 27, 2016.

Total rent expense related to the above leases amounted to $1,176 and $7,976 during the years ended December 31, 2017 and 2016, respectively.

(8) **Related party transactions:**

The Company engaged in transactions with related parties mainly for commissions paid to the stockholder, payments made on behalf of a related company, rent expenses, among others. In addition, including in the statements of operations and accumulated deficiency are revenues and expenses resulting from various securities trading activities with related parties, as well as fees for administrative services performed by the Company. The following table sets forth the Company's related party transactions as of and during the years ended December 31, 2017 and 2016:

	2017	2016
Commission revenue - Stockholder	$ 206,137	$ 370,027
Clearing charges resulting from the trading of securities with the Stockholder	$ 2,038	$ 2,201
Commission paid to Stockholder	$ 199,000	$ 160,500
Employee benefits paid to Stockholder	$ -	$ 24,900
Due to Stockholder	$ 16,066	$ 12,000

During the years ended December 31, 2017 and 2016, the Company incurred in rent expenses related to an agreement (which was canceled effectively February 28, 2017) with Healthy Aging, LLC, a related company, for the amount of $17,414 and $104,484 respectively (see Note 7).

(9) **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

At December 31, 2017 and 2016, the Company had the following net capital figures (see related Schedule I):

Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Amount
0.45 to 1	$ 50,000	$ 77,297	$ 27,297
0.66 to 1	$ 50,000	$ 71,103	$ 21,103

(10) **Supplementary information:**

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to the Possession or Control Requirements, and Schedule of Segregation Requirements and Funds in Segregation, which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the years ended December 31, 2017 and 2016, the Company has not had activities that would need to be disclosed on such schedules.

(11) **Contingencies:**

The Company, at times, may be involved in litigation relating to matters that arises in the ordinary course of its operations and activities. Such matters are contested by the Company's legal counsel or covered by insurance. It is management and its legal counsels' opinion, that the final outcome of such claims and legal proceedings when they arise, will not materially affect the operations of the Company.

RD Capital Group, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2017 and 2016

	2017	2016
Net Capital:		
Total stockholder's equity	$ 83,615	$ 79,437
Less- Non-allowable assets-		
Petty cash	8	414
Account receivable from stockholder	-	-
Account receivable from related company	604	-
Other accounts receivable	501	537
Prepaid expenses	5,206	6,090
Total non-allowable assets	6,318	7,040
Less- Haircuts on securities-		
Investment in marketable securities	-	1,293
Net capital	$ 77,297	$ 71,103
Aggregate indebtedness:		
Items included in the accompanying balance sheets -		
Accounts and other commissions payable	$ 15,425	$ 8,056
Accrued payroll taxes and withholdings	3,356	4,316
Income and related tax payable	-	-
Other accrued expenses	15,959	34,548
Total aggregate indebtedness	$ 34,740	$ 46,920
Computation of basic net capital requirement:		
Minimum net capital required (aggregate indebtedness ÷ by 15)	$ 2,316	$ 3,128
Minimum dollar net capital requirement	$ 50,000	$ 50,000
Net capital requirement (highest of above amounts)	$ 50,000	$ 50,000
Excess net capital (net capital -- $50,000)	$ 27,297	$ 21,103
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 17,297	$ 11,103
Ratio: Aggregate indebtedness to net capital	.45 to 1	.66 to 1
Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2017 and 2016):		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 77,297	$ 71,103
Net audit adjustments	-	-
Net capital per above	$ 77,297	$ 71,103

RD Capital Group, Inc.

Schedule II

Reconciliation of Aggregate Indebtedness Pursuant to Rule 17A-5 (D)(4)
of the Securities and Exchange Commission
December 31, 2017 and 2016

	2017	2016
Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2017 and 2016):		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 34,740	$ 46,920
Audit adjustments	-	-
Schedule I	$ 34,740	$ 46,920

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(ii)

Ramon Dominguez
RD Capital Group, Inc.
MCS Plaza - Suite 305 255
Ponce de Leon Avenue
San Juan, PR 917

Dear Ramon Dominguez:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which RD Capital Group, Inc. identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which RD Capital Group, Inc. claims exemption from 17 C.F.R. §240.15c3-3. RD Capital Group, Inc. stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. RD Capital Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RD Capital Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

March 07, 2018]

Bryant A. Gaudette
Contador Publico Autorizado, Puerto Rico
Licencia Num. R-175

RD CAPITAL

March 5, 2018

Bryant A. Gaudette
21320 Provincial Blvd.,
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, RD Capital Group, Inc.

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;
2. We have met the identified exemption from January 1, 2017 through December 31, 2017 without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Ramon Dominguez
President
RD CAPITAL GROUP, INC.

March 5, 2018
Date

BRYANT A. GAUDETTE, CPA

RD Capital Group, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934

As of and for the Year-Ended

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

RD Capital Group, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2017, which were agreed to by RD Capital Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating RD Capital Group, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. RD Capital Group, Inc.'s management is responsible for RD Capital Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting an underpayment of $6.
2. Compared audited Total Revenue for the period of January 01, 2017 through December 31, 2017 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

March 07, 2018

Bryant A. Gaudette
Contador Publico Autorizado, Puerto Rico
Licencia Num. R-175

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*****1132********************MIXED AADC 220
47759 FINRA DEC
RD CAPITAL GROUP INC
MCS PLAZA SUITE 305
255 AVE PONCE DE LEON
SAN JUAN, PR 00917-1955

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,033

B. Less payment made with SIPC-6 filed (exclude interest) (543)
July 26, 2017
Date Paid
-0-

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 490

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 490

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 490.

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RD CAPITAL GROUP, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 30th day of January, 2018.

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions: